UNITED STATES

SECURITIES AND EXCHANGE COMISSION

Washington, D. C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

AIXTRON SE

(Exact Name of Registrant as Specified in Charter)

Federal Republic of Germany

(State of Other Jurisdiction of Incorporation)

000-51196

(Commission File Number)

N/A

(IRS Employer Identification No.)

Kaiserstr. 98

Herzogenrath

52134

(Address of Principal of Executive Offices)

Randy Singh     +49 (2407) 9030 222

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Company’s Conflict Minerals Report for the calendar year ended December 31, 2013 filed herewith to this Form SD as Exhibit 1.02, is publicly available at the AIXTRON website, www.aixtron.com.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AIXTRON SE
(Registrant)

/s/ Martin Goetzeler	May 30, 2014
By (Martin Goetzeler, President and Chief Executive Officer)	(Date)